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                                                                      2983

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 FORM 12b-25

                                            Commission File Number 0-10761

                         NOTIFICATION OF LATE FILING

   (Check One): / / Form 10-K / / Form 11-K / / Form 20-F /X/ Form 10-Q / / Form N-SAR

For Period Ended: January 31, 1994

/ / Transition Report on Form 10-K     / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F     / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, indentify the Item(s) to which the notification relates:
_______________________________________________________________________________

_______________________________________________________________________________

                        PART I. REGISTRANT INFORMATION

Full name of registrant               LTX CORPORATION

Former name if applicable
_______________________________________________________________________________
Address of principal executive office (Street and number):

LTX Park at University Avenue

City, State and Zip Code:  Westwood, MA 02090

                       PART II. RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The Company was unable to file its Form 10-Q for the second quarter ended January 31, 1994 within the prescribed time period for the following reasons:

        The Company announced an executive management change in late February and announced its second quarter results of operations, which included a major restructuring of its operations on March 10th. The completion of the entire financial statements of the Company, including adequate disclosure of its results of operations and financial condition, could not be finalized between March 10th and the due date of Form 10-Q of March 17th, with the Company's new management structure, without unreasonable effort and expense.





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                          PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

Pamela A. Keating                   (617)            461-1000
- ------------------------------------------------------------------
     (Name)                      (Area Code)    (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  /X/ Yes   / / No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  /X/ Yes   / / No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate fo the results cannot be made.

        (3) The Company's results of operations for the three month and six month period ended January 31, 1994 was a net loss of $24,005,000 and $25,610,000, respectively. The net loss for the comparative three month and six month period ended January 31, 1993 was $1,655,000 and $4,484,000, respectively.

        The net loss for the three month period ended January 31, 1994 also included a restructuring charge of $14,376,000 and a provision for excess inventories of $3,500,000. The three month period ended January 31, 1993 did not contain similar provisions.

                               LTX CORPORATION
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto, duly authorized.

Date:  March 18, 1994           By  /s/ John J. Arcari
                                    --------------------



        Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                  ATTENTION


        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).